[CSG Letterhead]

                                                                                                        January 19, 2011

BY EDGAR AND BY HAND Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Credit Suisse Group Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-15244

Dear Mr. Gordon:

Credit Suisse Group AG (the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 6, 2011 setting out additional comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on March 26, 2010.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the Fiscal Year ended December 31, 2009

General

1.
 In future filings, when you state that you implement procedures to terminate business with OFAC-sanctioned parties by 2007, a process largely completed in 2006, please clarify that you still maintain accounts and conduct limited transactions with respect to Iran, Syria, Sudan and Cuba.

Mr. Daniel L. Gordon, p. 2

Response to Comment 1:

We will comply with the Staff’s comment by including clarifying disclosure in our future annual report filings, beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

2.
Please supplementally discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (and the corresponding Iranian Financial Sanctions Regulations) with respect to maintain accounts for Iranian parties and providing ship finance transactions for Iranian parties.  If these sanctions are applicable, please discuss how they are expected to impact your business.  In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

Response to Comment 2:

The Group advises the Staff supplementally that it does not believe that any of the financially immaterial residual accounts maintained by the Group for Iranian parties and the remaining ship finance transaction indirectly involving an Iranian party are prohibited by the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (“CISADA”) and the corresponding Iranian Financial Sanctions Regulations.

All of the residual accounts maintained by the Group for Iranian parties are dormant where the Group has been unable to contact the depositors.  In Switzerland, these accounts do not escheat to the government.  None of these dormant Iranian-connected accounts is for an individual or entity that is identified on OFAC’s List of Specially Designated Nationals and Blocked Persons, is subject to United Nations sanctions, or otherwise, to the Group’s knowledge, is involved in activity that would make the continued maintenance of these dormant accounts sanctionable under CISADA and its implementing Iranian Financial Sanctions Regulations.  In addition, the Group believes that the one remaining ship finance transaction  committed to prior to the Group’s decision to exit Iran is in compliance with such laws and regulations, as well as all other sanctions-related laws and regulations, including OFAC rules and regulations.

Accordingly, the Group does not believe that these newly adopted U.S. sanctions against Iran will impact our business.  In this respect, we note that we are not a U.S. government contractor and did not receive any emergency support provided by the U.S. government or the Federal Reserve Bank.

*    *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon, p. 3

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Head of Group Financial Accounting, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers
David R. Mathers
Member of the Executive Board
Chief Financial Officer

Enclosure

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Eric Smith
Head of Group Financial Accounting
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP